SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

ORBITZ, INC.

(Name of Subject Company)

ORBITZ, INC.

(Name of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

CLASS B COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

68556Y 10 0

(CUSIP Number of Class A Common Stock)

(No CUSIP for Class B Common Stock)

Jeffrey G. Katz

Chairman, President and Chief Executive Officer

Orbitz, Inc.

200 S. Wacker Drive, Suite 1900

Chicago, Illinois 60606

(312) 894-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With copies to:

Gary R. Doernhoefer, Esq.

Richard D. Buchband, Esq.

Orbitz, Inc.

200 S. Wacker Drive, Suite 1900

Chicago, Illinois 60606

(312) 894-5000

Mark D. Gerstein, Esq. Christopher D. Lueking, Esq. Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Robert F. Wall, Esq. Winston & Strawn LLP 35 W. Wacker Drive Chicago, Illinois 60601 (312) 558-5600

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended through the date hereof (the “Statement”), originally filed with the Securities and Exchange Commission on October 6, 2004, by Orbitz, Inc., a Delaware corporation (the “Company” or “Orbitz”), relating to the tender offers by Robertson Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Cendant Corporation (“Parent”), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO dated October 6, 2004 pertaining to the Company’s Class A Common Stock, par value $.001 per share (the “Class A Common Stock”), filed by Parent, to purchase all of the shares of Class A Common Stock and the Company’s Class B Common Stock, par value $.001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Shares”), which are not currently owned by the Purchaser, at a purchase price of $27.50 per Share (such price, or any such higher price per Share as may be paid, the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, are referred to herein collectively as the “Offers”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

Item 8.    Additional Information.

Item 8 of the Statement is hereby amended and supplemented as follows:

The Statement is hereby amended by adding the following to the end of the section captioned “United States Antitrust” in Item 8:

“At 11:59 p.m., New York City time, on November 1, 2004, the waiting period under the HSR Act expired.”

Item 9.    Exhibits

Item 9 of the Statement is hereby amended and supplemented to add the following:

“(a)(5)(F) Press Release issued by the Company, dated November 2, 2004.”

2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORBITZ, INC.

By:	/s/ JEFFREY G. KATZ
Name: Title:	Jeffrey G. Katz Chairman, President and Chief Executive Officer

Dated: November 2, 2004